EXHIBIT 17.1

KEITH B. EDQUIST

9747 NOTTINGHAM DRIVE

OMAHA, NE  68114

May 20, 2008

E-mail and Overnight Delivery

bob.weatherbie@teamfinancialinc.com

Mr. Robert J. Weatherbie, Chairman and CEO

Team Financial, Inc.

8 West Peoria

Paola, Kansas  66071

Dear Mr. Weatherbie:

                I hereby resign from the Board of Directors of Team Financial, Inc.

                As you know, my current term as a member of the Board of Directors of Team Financial, Inc. expires at the Annual Meeting which will be held on June 17, 2008.  I have not been re-nominated to the Board by Management and the Board of Directors.

                The obvious question is: “Why resign now?”  There are three reasons.

                1.             I am opposed to the current corporate governance culture.  I alone, of all members of the Company’s Compensation Committee, voted against the compensation packages for the Company’s executive officers.  I opposed increased compensation for mediocre performance when I was a member of the Committee and I oppose the current compensation packages in light of current performance.  And, when I objected to the Chairman of the Compensation Committee’s procedures, I was relieved of all of my Committee responsibilities.  I now am the only member of the Board of Directors that does not serve on any Committee.

                2.             The recent performance of the Company is abysmal.  The Office of the Comptroller of the Currency recently announced that the Bank is considered to be a “troubled institution.”  The Company released its first quarter earnings, reflecting a loss of $6,400,000.  It is ironic, and indicative of my concern over corporate governance, that at the same time the Company filed its Form 10-Q announcing the loss it also filed as an exhibit the recently approved Employment Agreement between you and the Company.  The new Employment Agreement reflects a salary increase as well as a new “golden parachute” for your benefit, which I oppose.

                3.             Because of my concern regarding management of the Company, and my concern that the Board of Directors is not independently exercising oversight over Management, my present intention is to nominate myself and two other individuals for election to the Board of Directors of the Company at the Annual Meeting to be held on June 17, 2008.  In order to avoid even the appearance of a conflict of interest, I believe I should resign as a Director of the Company before I can begin to engage in a proxy contest opposing the nominees selected by Management and the Board of Directors.

Yours very truly,

/s/ Keith B. Edquist
Keith B. Edquist

CC: All Directors